United States securities and exchange commission logo





                             December 12, 2023

       Karl Brenza
       Chief Executive Officer
       ScanTech AI Systems Inc.
       Americas Tower
       1177 Avenue of the Americas, Suite 5100
       New York, NY 10036

                                                        Re: ScanTech AI Systems
Inc.
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted November
13, 2023
                                                            CIK No. 0001994624

       Dear Karl Brenza:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-4, submitted November 13, 2023

       Cover Page

   1. Please revise the letter to Mars Acquisition shareholders and elsewhere in the prospectus where relevant to:
                                                            disclose the
expected ownership percentages in the combined company of Mars
                                                            Acquisition's
public shareholders, the Sponsor, the target and the various investors, including the
underwriter and RiverNorth, including potential earnout shares, if the business
combination is approved and consummated;
                                                            quantify the
business combination consideration, including the potential
                                                            consideration in
the form of contingent value rights;
                                                            disclose the
Earnout Period and the fact that all Earnout Shares will be issued if there is a change in
control during the earnout period; and
                                                            clarify which
shareholders are entitled to vote with respect to the resolutions that
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              must be approved under Cayman Islands law.

2. Please revise the letter to shareholders and other relevant disclosure to explain the purpose of the separate mergers in connection with the business combination. Questions and Answers, page 9

3. Please revise to clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants.
4. Here, and elsewhere as necessary, please add disclosure regarding the interests of the underwriters, to include any deferred commissions, as referenced throughout your registration statement. Also, in your disclosure showing your sensitivity analysis regarding redemptions, revise to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. We note from the beneficial ownership tables on pages 14 and 25 it appears you have included Maxim's interests together with the Insiders.
Summary of the Proxy Statement/Prospectus/Consent Solicitation, page 28

5. Please revise the summary to provide a more robust and balanced view of the ScanTech, including a description of the company's business, the development status of its product(s), that it has limited operating history, that it has incurred losses in each year since inception. We note, for example, from page F-57 that "[a]s of June 30, 2023, the
         Company had $70,992 in cash, a significant working capital deficit of $110,704,137 and accumulated deficit of $136,268,316" and that the company "has no revenue as of the balance sheet date."
6. Where you describe each of the entities in the Summary, please revise to provide the full name of each entity at first use, in addition to the shortened version.
7. To facilitate understanding, please include an organizational chart depicting the organizational structure of the entities involved both before and after the consummation of the transactions. This chart also should illustrate the states or countries of incorporation of various legal entities and various affiliations that exist and beneficial ownership percentages.
8. We note the reference on page 31 and elsewhere in the prospectus to potential Transaction
         Financing pursuant to the Business Combination Agreement. Please include disclosure about the sources and uses of funds for the business combination assuming minimum and maximum redemptions.
9. We note disclosure on page 33 and elsewhere in the document of the Prepaid Forward
         Purchase Agreement dated September 4, 2023. Please provide your analysis of how purchases under your forward purchase agreement will comply with Rule 14e-5. To the extent that you are relying on Tender Offer Compliance and Disclosure Interpretation
 Karl Brenza
ScanTech AI Systems Inc.
December 12, 2023
Page 3
         166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances. Revise your disclosure as appropriate for consistency. Risk Factors, page 45

10. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
11. Revise the risk factors, summary and Q&A to identify the officers and directors with actual or potential conflicts of interest. For example, identify the officers and directors who will remain with PubCo after the transactions and the potential conflicts related to their employment agreements.
12. Please revise the risk factor on page 46 and related disclosure in the background of the transaction to clarify why Mars is going forward with the transaction at this time if it does not feel it has had adequate time for due diligence. We note the disclosure that "Mars has had limited time to conduct due diligence" and "Mars . . . has made its decision to pursue a business combiation with ScanTech on the basis of limited information." Revise to clarify the additional information that Mars has not obtained that would provide Mars more certainty with respect to the transaction.
13. Revise the risk factor on page 47 to clarify the means by which the insiders have agreed to vote their shares in favor of the business combination and provide a cross-reference to a description of the material terms of that agreement.
14. Revise the risk factor on page 50 and related disclosure elsewhere in the document to quantify the insiders' and founders' investments in the company on a per share basis and the gain they will realize if the transaction is completed, including potential gain from the
         CVRs.
15. Revise the second risk factor on page 50 to clarify that you refer to Mars' public shareholders, rather than all Mars shareholders as a group.
16. Please revise the last risk factor on page 53 so that the title of the risk factor reflects the related disclosure. We note the title contemplates that a large number of redemptions may prevent the transaction; however, the associated disclosure relates to a shareholder potentially suffering a loss if he or she wants immediate dilution and sells shares on the
FirstName LastNameKarl Brenza
       open market before the meeting. Revise the disclosure here, in the summary and on the
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       coverNameScanTech
              page to clarify AI
                              theSystems
                                  level of Inc.
                                           redemptions that would prevent
completion of the
       transaction.
December   12, 2023 Page 3
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Representations and Warranties, page 101

17. Your disclosure in this section states that the Business Combination Agreement contains
         "customary" representations and warranties, and you describe general topics of representations and warranties. Please tailor your disclosure to your particular facts and circumstances by describing the specific, material representations and warranties included in your Business Combination Agreement.
Interests of Mars' Directors, Officers and Advisors in the Business Combination, page 110

18. We note your disclosure on pages 21 and 49 that the Sponsor, other Initial Shareholders and each member of your management team have agreed to waive their redemption rights.
         Please describe here and elsewhere in the prospectus any consideration provide in exchange for this agreement. Please also revise your disclosure summarizing the background of the business combination to discuss the negotiation of this agreement.
Background of the Business Combination, page 111

19. Please revise your disclosure throughout this section to provide greater detail as to the background of the transaction, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to the alternatives. In your revised disclosure, please ensure that you address the following:
             the number of potential strategic partners with whom the company held discussions, the form of those discussions and the industries in which those companies operate and at what point those potential strategic partners were eliminated from consideration and by which party;
             the material terms for any proposals and subsequent proposals and counter offers;
             negotiation of the transaction structure and documents and the parties involved; and
             valuations.
20. Throughout this section when referring to meetings, discussions, negotiations, or similar correspondence between Mars, ScanTech, or any other relevant party, please identify the individuals and/or specific parties who participated in the correspondence. By way of example only, we note that on March 31, 2023, a call was held between Mars and
         ScanTech to discuss the preliminary information.
21. We note that from April 28, 2023 to February 3, 2023, Mars and ScanTech exchanged drafts of the letter of intent. Please revise your disclosures to clearly discuss the evolution of the negotiation of key terms in the LOI, merger agreement, and any other related agreements.
22. We note the first mention of RiverNorth in connection with the July 10, 2023 preliminary draft of the Prepaid Forward Purchase Agreement. Please revise to disclose how
         RiverNorth came to be involved in the transactions.
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Package and Check-Point Scanning Equipment Poised for Growth, page 119

23. We note that certain "representatives from international airports have expressed interests
         in ScanTech   s technology." Please revise to specify these
international airports and the
         status of any such discussions of interest or remove the statement. Description of Fairness Opinion of Network 1, page 120

24. Please provide us with copies of the materials that your financial advisor prepared and shared with the special committee or board in connection with this transaction, including any board books, transcripts and summaries of oral presentations. We may have additional comments after we review those materials.
25. We note from the fifth bullet point on page 121 that Network 1 "[r]eviewed ScanTech's projections for fiscal years ended December 31, 2023 to December 31, 2028." We also note the disclosure on page 123 that "Mars reviewed the projections with a consideration of probabilities and potential discounts and believes that disclosing the financial projections could potentially mislead public investors." Please revise to disclose such projections and discuss all material assumptions used to develop the projections. Disclose the probabilities and assumptions Mars Acquisition's Board and/or Special Committee
         utilized in considering the projections. Also discuss the possible impact if the projections are not correct and clarify when the projections were provided. Satisfaction of the 80% Test, page 123

26. Please revise this section to specifically discuss how the Mars Acquisition Board and/or
         Special Committee determined that the transactions satisfy the 80% test.
Proposal 3: The Charter Proposal, page 128

27. Please revise to clarify the changes in the charter with respect to the corporate opportunities doctrine.
Unaudited Pro Forma Condensed Combined Financial Information
The Unaudited Pro Foma Condensed Combined Financial Statements, page 146

28. Please explain to us how the Prepaid Forward Purchase Agreement entered into
         September 4, 2023 disclosed on page 148 is reflected in the pro forma financial information.
Unaudited Pro Forma Condensed Combined Balance Sheet, page 151

29. We reference the disclosure in Note D that you will not have sufficient cash to pay the estimated transaction costs. Please revise to disclose how you plan to address this and the impact that it will have on the business combination transaction.
30. In addition, we note from page 101 the condition to the closing of the business
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         combination of net tangible assets of $5,000,001. Please revise the pro forma information to disclose all conditions to the closing, including any required minimum cash and your plans to meet these conditions along with the impact to the business combination if they are not met.
31. Please revise Note A to explain the nature of the prepaid forward purchase agreement asset of $14.5 million and your basis for recognizing this asset.
32. We reference Note G. Please explain to us and update your footnotes to disclose why the
         Series A units subject to possible redemption are not reflected as being redeemed under the maximum redemption scenario. Explain whether Series A unit holders have entered into agreements to not redeem these shares. In addition, explain how you considered presenting a scenario assuming that these shares must be redeemed for cash in the pro forma information. Refer to requirements of Article 11 of Regulation
S-X.
33. We reference Notes G and J that reflect the extinguishment of all ScanTech debt and the gain on extinguishment of debt, warrants and derivative liabilities pursuant to Section
         6.28. Revise to clarify your basis for reflecting this debt as extinguished and converted to equity in the pro forma balance sheet and recorded into income in the pro forma statement of operations. Section 6.28 does not discuss how the debt is to be extinguished and the basis for reflecting it as such in your pro forma financial information is not clear. We also note that as of this date no debt holders have entered into any agreements to extinguish their debt. Please explain to us how this adjustment meets the requirements in Article 11 of Regulation S-X.
Unaudited Pro Forma Condensed Combined Statements of Operations, page 153

34. Revise to reflect Mars Acquisition amounts for the six months ended June 30, 2023.
35. Please explain to us your basis for removing historical expenses related to formation and operating costs in Note H and how this is consistent with the guidance in Article 11 of
         Regulation S-X.
Fair Market Value of ScanTech Business, page 158

36. We note that "[t]he fair market value of ScanTech was determined by the Mars Board based upon one or more standards generally accepted by the financial community." Please revise to more fully explain by which standard(s) the fair market value of ScanTech was determined. In your disclosure, please include a discussion of the considerations given to the factors impacting ScanTech's valuation.
Information about ScanTech, page 172

37. Please balance your disclosure, here and elsewhere, such as in the section titled "Industry
         Opportunity," of your product's competitive strengths and potential market impact to include equally prominent disclosure of the limitations and challenges you face in operational growth, distribution capabilities and partnerships, obtaining relevant
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         certifications, and competition.
38. Please clarify the meaning of scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. By way of example only, please briefly explain what you mean by terms such as ATI, RTB, "Zeff number," and "X-
         ray attenuation data."
39. Please revise to clarify the "advanced stages" of the certifications for the SENTINAL scanner to which you refer in the Overview on page 172.
SENTINEL Scanner, page 172

40. We note your graphic on page 172. Please revise to provide explain the details of this graphic and how the SENTINEL Scanner functions. Please also provide clarification as to how the scanner is installed, maintained, and operated.
Certifications, page 174

41. Please balance your disclosure here and elsewhere in the registration statement to indicate that ScanTech may never obtain the certifications, approvals, or clearances from the state or federal regulatory bodies discussed in this section, and discuss the potential impact and risks on ScanTech's business. Please also provide more detail regarding the requirements of the classifications and requisite approvals discussed here. Industry Opportunity, page 175

42. When referencing a study or dataset, as on page 175 in reference to the global security screening market, please provide a full citation for this figure and clarify what portion of this industry ScanTech targets, as it appears ScanTech is seeking approval of its product for use in the United States and Europe, but not globally.
Business Plan, page 176

43. Please revise an appropriate section of the document to disclose the material terms of the agreement with Visiontec Systems, which you discuss in this section. Please file the
         Visiontec agreement as an exhibit. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.
Intellectual Property, page 177

44. Please revise your table to include the type of patent of each of your material patents. For example, please note whether it is a utility or designpatent.
45. Revise to disclose all material terms of the license agreement with ScanTech/IBS IP
         Holding Company, LLC, and file the agreement as an exhibit. Refer to
Item
         601(b)(10)(ii)(B) of Regulation S-K.
46. Please clarify the somewhat contradicting disclosure here that your material patents will expire in the years 2024-2029, that they are no longer critical to the company, and that
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         you plan to file new patents to update their technology. Please revise the summary to highlight the potential risks and limitations related to your intellectual property.
Research and Development, page 177

47. Please provide a summary of ScanTech's strategic technology development relationships with Lawrence Livermore National Laboratory and Sandia National Laboratory. Please
         revise to disclose the material terms of the collaboration agreement (CRADA) with DHS.
         Please file these agreements as exhibits. Refer to Item 601(b)(10)(i)(A) and (ii)(B) of
         Regulation S-K. Please clarify if the government has march-in rights related to the collaboration agreement with DHS, and if so, revise to include a risk factor addressing those rights.
Facilities, page 178

48. Please revise to disclose the material terms of the lease on the Buford, Georgia facility.
         Please file the material lease as an exhibit. Refer to Item 601(b)(10)(ii)(D) of Regulation
         S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
ScanTech
Results of Operations, page 180

49. Please revise this section to describe the underlying reasons for material changes in both quantitative and qualitative terms. This detailed quantitative analysis should be provided for all material line items discussed. Refer to Item 303 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
ScanTech
Results of Operations, page 182

50. Please revise the discussion of general and administrative expenses to disclose the specific reasons for the increase in expenses. For example, explain why there was increased salary and overhead adjustments. Also, explain the reason for the increase in research and development expenses. Refer to Item 303 of Regulation S-K.

51. Revise to separately disclose the components of other expenses in the table similar to the disclosure in your financial statements, and discuss reasons for significant changes in amounts each period. In addition, disclose the reason for the increases in compounded interest and penalties on your promissory notes. Clarify the nature of the penalties.

52. In your discussion of other expense on page 183 clarify the nature of the $2.6 million increase in payables. Please explain to us why the accruals and payables discussed under other expenses are not included in operating expenses.
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Liquidity and Capital Resources, page 184

53. We note the disclosure that you have almost no cash reserves and are technically insolvent. Please explain to us how this is considered in your financial statements.

Management of Pubco Following the Business Combination, page 186

54. Please revise to provide more specific information regarding the background of each officer and director for the last five years. Refer to Item 18(a)(7) of Form S-4 and Item
         401(e) of Regulation S-K.
Executive Compensation, page 189

55. Please revise to disclose the material terms of all compensation agreements and file the agreements as exhibits to the registration statements. Refer to Item 601(b)(10)(iii) of
         Regulation S-K.
Summary Compensation Table, page 190

56. Please revise to include a footnote indicator within the table for present Footnote 3..
Financial Statements, page F-1

57. Please update the financial statements as required by Rule 8-08 of Regulation S-X.

ScanTech Financial Statements
Statements of Members' Deficit , page F-33

58. We note that the number of Class B Voting Units here does not agree with the number on your balance sheet. We also note a similar difference in the June 30, 2023 balance sheet
         and statements of members    deficit on page F-55. Please make the
necessary revisions.
Note 8 - Federal Tax Liability, page F-43
Note 12 - Commitments and Contingencies, page F-47

59. We note the disclosure about the failure to remit U.S federal taxes from amounts withheld from employee wages and the employer portion of such taxes, and the failure to file quarterly federal tax returns. Revise to update your plans to become compliant and disclose any discussions you have had about this matter with the IRS. Explain to us how you determined the accrual for this matter and whether this reflects possible penalties.
         Refer to the guidance in ASC 450-20-50.

60. Revise to disclose additional information about the state and city tax liens, including the reason for the liens, how you determined the amount of the accruals and the possible impact to your financial statements from these liens.
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Note 15 - Members Deficit, page F-49

61. Please explain why there are no outstanding amounts in the balance sheets on page F-31 for the Series B and Series C units.

Note 11 - Debt and Warrant Liabilities, page F-68

62. Please explain to us how the amounts on page F-68 agree with the table of long-term and short-term debt on page F-67.

Exhibits

63.      We note you intend to file the form of preliminary proxy card as
Exhibit 99.1. Please note
         that the form of proxy card should be filed as an appendix rather than as an exhibit to the registration statement. Refer to the Note to paragraph (a)(3) of Exchange Act Rule 14a-4.
General

64. Please include a summary of the material federal income tax consequences of the transactions, as required by Item 4(a)(6) of Form S-4.
65. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
       Please contact Jeanne Bennett at 202-551-3606 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Abby Adams at 202-551-6902 with any other questions.
 Karl Brenza
ScanTech AI Systems Inc.
December 12, 2023
Page 11

                                        Sincerely,
FirstName LastNameKarl Brenza
                                        Division of Corporation Finance
Comapany NameScanTech AI Systems Inc.
                                        Office of Industrial Applications and
December 12, 2023 Page 11               Services
FirstName LastName